AB 3/1



07000816

SEC[illegible]SSION
Washington, D.C. 20549


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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 052017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multiple Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15615 Alton Parkway, Suite 450
(No. and Street)

Irvine, (City) — California (State) — 92618-3341 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Flammer — 949-753-2727 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) — Los Angeles (City), CA (State) — 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/1

OATH OR AFFIRMATION

I, Michael Flammer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multiple Financial Services, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Michael Henry Flammer, CEO / FINOP

Title



PAMELA SUE MANGEN
COMM. # 1401785
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. FEB. 22, 2007

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Multiple Financial Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2006

George Brenner, CPA

A Professional Corporation
Certified Public Accountants

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

MULTIPLE FINANCIAL SERVICES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2006

15615 Alton Parkway, Suite 450
Irvine, CA 92618-3341

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Multiple Financial Services, Inc. as of December 31, 2006 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Multiple Financial Services, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Multiple Financial Services, Inc. as of December 31, 2006 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



Joseph Yafeh, CPA, Partner
George Brenner, C.P.A.

Los Angeles, California
February 1, 2007

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash		
Checking		$ 4,551
Accounts receivable		7,669
Marketable securities, at fair market value		20,405
Furniture & equipment less accumulated depreciation - $13,071		5,548
Other assets		241
TOTAL ASSETS		$ 38,414

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 454
Credit card payable		2,112
Credit line		4,534
Income tax payable		800
TOTAL LIABILITIES		7,900
SHAREHOLDERS' EQUITY		
Common stock, no par value, 1,000,000 shares authorized; 200,000 shares outstanding	$16,289	
Paid in capital	3,959	
Retained earnings	10,266	
TOTAL SHAREHOLDERS' EQUITY		30,514
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 38,414

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE – Page 11	$ 113,022
OPERATING EXPENSES - Page 11	90,874
NET OPERATING INCOME	22,148
OTHER INCOME (EXPENSE)	
Unrealized losses on securities	(1,317)
Interest income	117
TOTAL OTHER EXPENSE	(1,200)
INCOME BEFORE INCOME TAXES	20,948
TAX PROVISION:	800
NET INCOME	$ 20,148

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings	Total
Balance, December 31, 2005	200,000	$ 16,289	$ 3,959	$ 9,818	$ 30,066
Distribution				(19,700)	(19,700)
Net Income				20,148	20,148
Balance, December 31, 2006	200,000	$ 16,289	$ 3,959	$ 10,266	$ 30,514

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities:	
Net income	$ 20,148
Depreciation	3,404
Changes in operating assets and liabilities:	
Investment account	(9,851)
Accounts receivable	(6,241)
Other assets	637
Accounts payable	(1,795)
Credit card payable	2,112
Line of credit payable	4,534
Income tax payable	--
Net cash provided in operating activities	12,948
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities	
Purchases of equipment	(390)
Distribution	(19,700)
	(20,090)
Net decrease in cash	(7,142)
Cash at beginning of year	11,693
Cash at December 31, 2006	$ 4,551
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ 911

See Accompanying Notes to Financial Statements

MULTIPLE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION

Multiple Financial Services, Inc. (the "Company") is a California corporation incorporated on June 2, 1999. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company serves primarily individual customers in Southern California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

The accompanying financial statements were prepared on the accrual method of accounting.

NOTE 2 – MARKETABLE SECURITIES

Marketable securities consist of NASD stocks with a fair market value of $20,405. The accounting for the mark-to-market on the proprietary trading is included in expense as net unrealized loss of $1,317.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

The property and equipment are recorded at cost and summarized by major classifications as follows:

		Life in Years
Machinery and equipment	$ 12,629	5
Furniture and fixtures	5,990	7
	18,619	
Less accumulated depreciation	(13,071)	
Property and equipment, net	$ 5,548	

Depreciation expense for the year ended December 31, 2006 is $3,404.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2006, the net capital was $17,056, which exceeded the required minimum capital by $12,056. The percentage of aggregate indebtedness to the net capital ratio is 48.57%.

NOTE 5 - INCOME TAXES

The Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California franchise tax minimum.

NOTE 6- USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

Multiple Financial Services, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Multiple Financial Services, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (k)(1).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c3-3 paragraph (k)(1).

MULTIPLE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 30,514
Non allowable assets and haircuts - Page 9	15,067
NET CAPITAL	$ 15,447
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 529
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL (DEFICIENCY)	$ 10,447
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 14,657
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 7,900
Percentage of aggregate indebtedness to net capital	51.14%

RECONCILIATION

The following is a reconciliation as of December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

UNAUDITED	$ 24,280
Retained earnings	(4,568)
Non allowable assets	(4,265)
AUDITED	$ 15,447

See Accompanying Notes to Financial Statements

Multiple Financial Services, Inc.
Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3
As of December 31, 2006

A computation of reserve requirements is not applicable to Multiple Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report

Multiple Financial Services, Inc.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to Multiple Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

See independent auditor's report

MULTIPLE FINANCIAL SERVICES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2006

NON-ALLOWABLE ASSETS	
Accounts Receivable	$ 7,669
Furniture & Equipment, net	5,548
Other Asset	241
HAIRCUTS	
Marketable Securities	1,609
TOTAL	$ 15,067

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 1, 2007

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions Income	$ 76,860
Fees and Other Income	36,162
	$ 113,022

OPERATING EXPENSES	
Advertising	$ 505
Bad Debts	707
Bank Service Charges	56
Commissions	43,552
Depreciation Expense	3,404
Dues and Subscriptions	2,497
Interest Expense	911
NASD Fees	5,563
Office Expense	1,882
Postage and Delivery	1,438
Professional Fees	19,835
Rent	4,243
Telephone and Internet	3,534
Travel and Entertainment	2,459
Miscellaneous	288
	$ 90,874

See Accompanying Notes to Financial Statements

PART II

Multiple Financial Services, Inc.

Supplementary Accountant's Report

On Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Multiple Financial Services, Inc. (the "Company") for the year ended December 31, 2006. I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with Section 8 of Federal Reserve Regulation T of the Board of Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Multiple Financial Services, Inc.
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2006 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



Joseph Yafeh, CPA, Partner
George Brenner, CPA

Los Angeles, California
February 1, 2007

END